Exhibit 99.1
EnCana revises schedule for creation of Cenovus Energy due to financial markets uncertainty
Calgary, Alberta, (October 15, 2008) — EnCana Corporation (TSX, NYSE: ECA) is revising the original schedule for its proposed split into two independent energy companies focused on unconventional resources — an integrated oil company to be named Cenovus Energy Inc. and a pure-play natural gas company, which will retain the name EnCana Corporation.
Given the uncertainty and volatility in the global financial markets, EnCana is choosing to delay the timing of a shareholder vote, originally planned for December, until clear signs of stabilization return to financial markets.
“We remain committed to creating Cenovus and we are continuing to work on reorganizing our company’s structure so that we are ready to move forward with the transaction at the appropriate time,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
“The underlying reasons for creating the integrated oil company Cenovus, and establishing EnCana as a pure-play natural gas company, are still valid. However, there is currently too much uncertainty in the global debt and equity markets to proceed with external approvals at this time. We cannot predict when the appropriate financial and market conditions will return, but EnCana will be prepared to advance the proposed transaction when it determines that the market conditions are appropriate,” Eresman said.
“Despite the current financial market turmoil, EnCana remains financially and operationally strong. Our balance sheet remains very sound. Through this period of uncertainty, EnCana will act in a conservative, prudent manner that is consistent with the company’s tradition of continuing to pursue strong financial returns while managing risk and maintaining financial strength and flexibility,” Eresman said.
Price risk managed with substantial hedges
Over the next year, EnCana has a substantial portion of expected future production hedged at strong prices. About 80 percent of EnCana’s total production is natural gas. For the 2009 gas year, which runs from November 2008 through October 2009, EnCana has about 2.5 billion cubic feet per day — about 60 percent of current production — hedged at an average price of US$9.15 per thousand cubic feet.
Cash flow and production on track, strong balance sheet maintained
EnCana’s cash flow and natural gas and oil production are in line with 2008 guidance. This will be reflected in the company’s third quarter financial and operating results scheduled to be published October 23, 2008. EnCana targets a net debt-to-capitalization ratio between 30 and 40 percent and a net debt-to-adjusted-EBITDA multiple, on a trailing 12-month basis, of 1 to 2 times. Both measures are expected to be at the lower end of the target range. EnCana employs a conservative capital structure. About 78 percent of outstanding debt is fixed-rate debt with maturities between 2009 and 2038. Upcoming debt maturities of $250 million in August 2009 and $200 million in September 2010 are modest relative to EnCana’s financial capacity and cash flow. EnCana has committed bank credit facilities of approximately $4.8 billion, of which $2.7 billion was available at September 30th.

“We are working on our 2009 budget plans, taking a measured approach that is appropriate for current economic conditions. In addition to adhering to our long-standing practice of maintaining capital discipline, we will be even more focused on capital preservation in these uncertain times. Within our portfolio of development opportunities, we have significant flexibility and turn-down capacity to promptly adapt to rapidly changing market conditions, particularly during periods of uncertainty such as those that appear to be on the shorter-term horizon. Over the longer term, the North American and global demand for energy is expected to continue to rise. We have built our company and assembled premium unconventional resource assets to deliver sustainable, low-cost supply for many years ahead. Consistent with the sound financial and management principles that have guided EnCana’s success to date, we will continue to act in the best interests of shareholders in enhancing long-term value. At this time, that means we are continuing to plan and work towards the creation of Cenovus, but are deferring its full creation until the market conditions are appropriate,” Eresman said.
EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed transaction described above in this news release, including management’s assessment of future plans and operations relating to the future integrated oil company (Cenovus) and the pure-play natural gas company (GasCo), EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: the proposed split transaction and the timing thereof, including the timing of a shareholder vote in respect of such transaction; the anticipated benefits of the transaction; future North American and global market conditions and the impact on EnCana and the proposed transaction; projections for crude oil and natural gas production in 2008 and beyond; anticipated commodity prices and demand for crude oil and natural gas; 2008 guidance expectations, including cash flow; projections for net debt-to-capitalization ratios and net debt-to-adjusted-EBITDA multiples; the ability to adapt to rapidly changing market conditions; and the ability to deliver sustainable low-cost supply into the future.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the timing and the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed transaction (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; North American and global market conditions, including financial markets; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oilsands business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of GasCo and Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751

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